FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 25, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 25, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors clarification on Jaguar Land Rover financial performance

Mumbai, September 25, 2008: There have been media reports on Jaguar Land Rover's financial performance for the period Jan 1- June 1, 2008, of having made a loss of USD 383 million.

We wish to clarify that

a) Tata Motors believes that the earnings before interest and tax - EBIT (prior to adjustments) represents the performance of the Jaguar Land Rover operations for the period Jan 1, 2008 - June 1, 2008 and for June 1, 2008 - June 30, 2008.

The relevant EBIT are reproduced below for ready reference:

EBIT (prior to adjustments)

Jan 1 - June 1, 2008US$ 625 million

June 2 - June 30, 2008US$ 63 million

b) As explained in the Letter of Offer dated September 18, 2008, adjustments and provision for tax figures, indicated below EBIT (prior to adjustments), primarily relate to Ford consolidation or accounting adjustments and hence are not reflective of Jaguar Land Rover's business performance.

c) The acquisition for Jaguar Land Rover's business, which was part of Ford's operation, was consummated on June 2, 2008 and the purchase consideration of USD 2.3 billion was decided on a 'cash free debt free basis' and hence such purchase consideration amount remains unaffected by the payment of dividends to Ford prior to acquisition by Tata Motors.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. Through subsidiaries and associate companies, Tata Motors has operations in South Korea, Thailand and Spain. It also has a strategic alliance with Fiat. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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